Hard Rock Hotel Holdings, LLC

4455 Paradise Road

Las Vegas, NV 89169

February 14, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Michael McTiernan, Esq., Special Counsel

Office of Real Estate and Business Services

Re:	Hard Rock Hotel Holdings, LLC

Form 10-12G (File No. 000-52992)

Ladies and Gentlemen:

Hard Rock Hotel Holdings, LLC (the “Registrant”) respectfully requests acceleration of its above-described Registration Statement, so that such Registration Statement will be declared effective at 5:00 p.m. Eastern Standard Time on February 14, 2008 or as soon as practicable thereafter.

The Registrant confirms that it is aware of its responsibilities under the Securities Exchange Act of 1934, as amended. The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, accelerate the effectiveness of the filing, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the Staff, acting pursuant to delegated authority, in accelerating the effectiveness of the filing, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact John Huber at (202) 637-2242.

Very truly yours,

HARD ROCK HOTEL HOLDINGS, LLC

By:	/s/ Richard Szymanski
Name: Richard Szymanski
Title: Vice President, Secretary and Treasurer